

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 13, 2017

<u>Via E-mail</u>
Mark W. Peterson
Chief Financial Officer
Rexnord Corporation
247 Freshwater Way, Suite 300
Milwaukee, WI   53204

  Re: Rexnord Corporation
     Form 10-K for Fiscal Year Ended March 31, 2017
     Filed May 17, 2017
     File No. 1-35475

Dear Mr. Peterson:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Kevin J. Kuhar

           Kevin J. Kuhar
           Accounting Branch Chief
           Office of Electronics and Machinery